HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

EDWARD W. ELMORE, JR. DIRECT DIAL: 804-788-7336 EMAIL: telmore@hunton.com
July 27, 2007

FILE NO: 59490.000009

VIA EDGAR AND FACSIMILE

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	MercadoLibre, Inc. Amendment 3 to Registration Statement on Form S-1 Filed July 27, 2007 File No. 333-142880

Dear Ms. LaMothe:

As counsel to MercadoLibre, Inc. a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-142880) (the “Registration Statement”), and the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, with respect to the Registration Statement, contained in your comment letter dated July 27, 2007.

For convenience of reference, each Staff comment contained in your July 19, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Where indicated below, changes have been made to the disclosure in Amendment No. 3 in response to the Staff’s comment.

Ms. Cicely LaMothe

July 27, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

Stock Based Compensation, page 50

1.	We have read the disclosures provided in response to prior comment 2. In relation to your discussion of the factors affecting your October 2006 estimate of the fair value of your common stock, please quantify all discounts taken.

Response: The Company has added the requested disclosure on page 51 of Amendment No. 3 in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7336.

Sincerely,

/s/ Edward W. Elmore, Jr.

Edward W. Elmore, Jr.

cc:	S. Todd Crider, Esq. John F. Haley, Esq. Nicolás Szekasy Rachel Zablow